UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
Securities Exchange Act of 1934

(Amendment No. 7)

AGA Medical Holdings, Inc.

(Name of Subject Company (Issuer))

Asteroid Subsidiary Corporation

an indirect wholly-owned subsidiary of

St. Jude Medical, Inc.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

008368102
(CUSIP Number of Class of Securities)

Pamela S. Krop
Vice President, General Counsel and Secretary

St. Jude Medical, Inc.

One St. Jude Medical Drive

St. Paul, Minnesota 55117

(651) 765-2000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Joseph M. Barbeau
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5333

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$793,974,436.22	$56,610.38	***

*         Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 53,755,886 shares of AGA Medical Holdings, Inc. (“AGA”) common stock (the number of issued and outstanding shares of AGA common stock as of October 13, 2010, plus the aggregate number of AGA shares issuable upon exercise of all outstanding options and restricted stock units, as of such date) and (ii) $14.77, the average of the high and low sales prices per share of AGA common stock as reported on the NASDAQ Global Select Market on October 15, 2010.

**       The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Exchange Act by multiplying the transaction valuation by 0.00007130.

***    Previously paid.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$18,038	Filing Party:	St. Jude Medical, Inc.

Form or Registration No.:	Form S-4	Date Filed:	October 20, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☒       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐       Rule 13e—4(i) (Cross-Border Issuer Tender Offer)

☐       Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

CUSIP No. 008368102

1.	Name of Reporting Person St. Jude Medical, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

(1)  These shares are held directly by Asteroid Holdings, Inc., a wholly-owned direct subsidiary of St. Jude Medical, Inc.

CUSIP No. 008368102

1.	Name of Reporting Person Asteroid Subsidiary Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), originally filed with the Securities and Exchange Commission (“SEC”) on October 20, 2010 and amended on October 29, 2010, November 8, 2010, November 10, 2010, November 15, 2010, November 16, 2010 and November 18, 2010 by St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”), and Asteroid Subsidiary Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of St. Jude Medical (“Offeror”), relating to the commencement of an offer (the “Offer”) by St. Jude Medical, through Offeror, to exchange outstanding shares of common stock, par value $0.01 per share (the “AGA Shares”), of AGA Medical Holdings, Inc., a Delaware corporation (“AGA”), at the election of the holder thereof, for: (a) $20.80 in cash, without interest, or (b) $20.80 in fair market value of shares of common stock, $.10 par value per share, of St. Jude Medical (“St. Jude Medical Common Stock”), subject in each case, to adjustment and proration as described in the Prospectus/Offer to Exchange referenced below and the related Letter of Election and Transmittal referenced below.

The Offer was made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, by and among St. Jude Medical, Offeror and AGA (the “Merger Agreement”), which contemplates the Offer and the merger of Offeror into AGA (the “Merger”). St. Jude Medical filed a registration statement with the SEC on Form S-4, dated October 20, 2010 and amended on November 8, 2010 and November 15, 2010 (file no. 333-170045), relating to the shares of St. Jude Medical Common Stock to be issued to stockholders of AGA in the Offer and the Merger (the “Registration Statement”). The SEC declared the Registration Statement effective on November 17, 2010. The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Prospectus/Offer to Exchange (the “Prospectus/Offer to Exchange”), and the related Letter of Election and Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A) to the Schedule TO, respectively.

All of the information in the Prospectus/Offer to Exchange and the related Letter of Election and Transmittal, and any Prospectus/Offer to Exchange supplement or other amendment thereto related to the Offer hereafter filed with the SEC by St. Jude Medical and Offeror, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO. The Merger Agreement, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated in the Schedule TO by reference.

ITEM 1.              SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the text set forth below in Item 4.

ITEM 4.              TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On November 18, 2010, St. Jude Medical announced the completion of its acquisition of AGA. Pursuant to the Merger Agreement, on November 18, 2010, Offeror merged (the “first merger”) with and into AGA pursuant to a short-form merger under Section 253 of the General Corporation Law of the State of Delaware, with AGA as the surviving corporation.  As a result of the first merger, AGA Shares ceased to be traded on the NASDAQ Global Select Market after the close of trading on November 18, 2010.  On November 18, 2010, following the first merger, AGA merged (the “second merger”) with and into Asteroid Holdings, Inc., a Delaware corporation and direct wholly-owned subsidiary of St. Jude Medical (“Asteroid”), with Asteroid as the surviving corporation of the second merger.  Prior to the second merger, St. Jude Medical and AGA received opinions from their respective counsel, copies of which are attached hereto as Exhibits (h)(2) and (h)(3), that the Offer, first merger and second merger, taken together, will constitute a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

On November 23, 2010, St. Jude Medical announced the final proration calculations. A total of 49,082,864 AGA Shares, representing approximately 97.62 percent of AGA’s outstanding common stock, were validly tendered and acquired in the exchange offer. As of November 17, 2010, AGA had 50,279,409 shares of common stock outstanding.

Of the AGA Shares tendered, cash elections were made with respect to 30,988,876 AGA Shares, or approximately 63.1 percent of the AGA Shares tendered, and stock elections were made with respect to 18,093,988 AGA Shares, or approximately 36.9 percent of the AGA Shares tendered. Accordingly, the cash election was oversubscribed. As a result, AGA stockholders who elected cash consideration will receive $20.80 in cash without interest per AGA Share for 79.194328 percent of the AGA Shares tendered by such stockholder subject to a cash election and 0.540 of a share of St. Jude Medical Common Stock per AGA Share for 20.805672 percent of the AGA Shares tendered by such stockholder subject to a cash election. AGA stockholders who elected stock consideration will receive 0.540 of a share of St. Jude Medical Common Stock per AGA Share tendered subject to a stock election. Any fractional shares of St. Jude Medical Common Stock to which an AGA stockholder is entitled will be aggregated with all other fractional shares of all other AGA stockholders. Those aggregated shares will be sold in the open market by Wells Fargo Bank N.A., as exchange agent for the AGA stockholders having an interest in those shares, and those AGA stockholders will be entitled to their proportional share of the cash proceeds, without interest, from that sale.

ITEM 8.              INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

Item 8 is hereby amended and supplemented by adding the following text thereto:

On November 17, 2010, at 12:00 midnight New York City time (one minute after 11:59 pm), St. Jude Medical’s exchange offer to acquire all of the outstanding AGA Shares expired.  A total of 49,082,864 AGA Shares, representing approximately 97.62 percent of AGA’s outstanding common stock, were validly tendered and acquired in the exchange offer.  Of the AGA Shares tendered, cash elections were made with respect to 30,988,876 AGA Shares, or approximately 63.1 percent of the AGA Shares tendered, and stock elections were made with respect to 18,093,988 AGA Shares, or approximately 36.9 percent of the AGA Shares tendered. Accordingly, the cash election was oversubscribed. As a result, AGA stockholders who elected cash consideration will receive $20.80 in cash without interest per AGA Share for 79.194328 percent of the AGA Shares tendered by such stockholder subject to a cash election and 0.540 of a share of St. Jude Medical Common Stock per AGA Share for 20.805672 percent of the AGA Shares tendered by such stockholder subject to a cash election. AGA stockholders who elected stock consideration will receive 0.540 of a share of St. Jude Medical Common Stock per AGA Share tendered subject to a stock election. Any fractional shares of St. Jude Medical Common Stock to which an AGA stockholder is  entitled will be aggregated with all other fractional shares of all other AGA stockholders. Those aggregated shares will be sold in the open market by Wells Fargo Bank N.A., as exchange agent for the AGA stockholders having an interest in those shares, and those AGA stockholders will be entitled to their proportional share of the cash proceeds, without interest, from that sale.

Pursuant to the Merger Agreement, on November 18, 2010, following completion of the exchange offer, Offeror merged with and into AGA, with AGA surviving as an indirect wholly-owned subsidiary of St. Jude Medical.  At the effective time of the first merger, (i) 50 percent of the AGA Shares to be surrendered in the first merger were converted into the right to receive $20.80 in cash, without interest, and (ii) 50 percent of the AGA Shares to be surrendered in the first merger were converted into the right to receive 0.54 of a share of St. Jude Medical Common Stock per AGA Share.  In addition, each AGA Share held in treasury and owned, directly or indirectly, by St. Jude Medical, Offeror and any wholly-owned subsidiary of AGA were cancelled for no consideration.  Following the first merger, Asteroid was the direct owner of 1,000 AGA Shares, representing 100 percent of the issued and outstanding AGA Shares.  On November 18, 2010, following the first merger, AGA merged with and into Asteroid, with Asteroid as the surviving corporation of the second merger and a direct wholly-owned subsidiary of St. Jude Medical.

ITEM 11.            ADDITIONAL INFORMATION.

Item 11(b) is hereby amended and supplemented by adding the text set forth in Item 4.

ITEM 12.            EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by renumbering former Exhibit “(h)”as Exhibit “h(1)”, adding the following text thereto:

(a)(5)(J)          Press release issued on November 18, 2010 announcing completion of acquisition of AGA Medical Holdings, Inc. (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 19, 2010).

(a)(5)(K)        Press release issued on November 23, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 23, 2010).

(h)(2)              Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters relating to reorganization.

(h)(3)             Opinion of Fredrikson and Byron, P.A. regarding tax matters relating to reorganization.

and amending and restating Exhibit (a)(4) as follows:

(a)(4)              Prospectus/Offer to Exchange, dated November 17, 2010 (incorporated by reference to St. Jude Medical, Inc.’s Rule 424(b)(3) filing on November 18, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ST. JUDE MEDICAL, INC.

By:	/s/ Pamela S. Krop
Name:	Pamela S. Krop
Title:	Vice President, General Counsel and Secretary
Date:	November 23, 2010

ASTEROID SUBSIDIARY CORPORATION

By:	/s/ Pamela S. Krop
Name:	Pamela S. Krop
Title:	Vice President and Secretary
Date:	November 23, 2010

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc’s. Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(B)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(1)(D)

Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(a)(4)	Prospectus/Offer to Exchange, dated November 17, 2010 (incorporated by reference to St. Jude Medical, Inc.’s Rule 424(b)(3) filing on November 18, 2010).

(a)(5)(A)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 18, 2010, announcing the execution of the Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 99.1 to St. Jude Medical, Inc.’s Current Report on Form 8-K filed on October 18, 2010).*

(a)(5)(B)	Letter delivered to employees of AGA Medical Holdings, Inc. (incorporated by reference to AGA Medical Holdings, Inc. Schedule 14D-9 filing on October 18, 2010).*

(a)(5)(C)

Joint Press Release issued by St. Jude Medical, Inc. and AGA Medical Holdings, Inc., dated October 20, 2010, announcing the commencement of the Offer (incorporated by reference to St. Jude Medical, Inc.’s Rule 425 filing on October 20, 2010).*

(a)(5)(D)	Class Action Complaint commenced October 27, 2010 (Rubin v. AGA Medical Holdings, Inc. et al.).*

(a)(5)(E)	Class Action Complaint commenced October 27, 2010 (Walling v. AGA Medical Holdings, Inc. et al.).*

(a)(5)(F)	Memorandum of Understanding relating to complaint filed on October 28, 2010 in the Delaware Court of Chancery (Walling v. AGA Medical Holdings, Inc., et. al.).*

(a)(5)(G)	Press release issued on November 10, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 10, 2010).*

(a)(5)(H)	Press release issued on November 16, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 16, 2010).*

(a)(5)(I)	Press release issued on November 18, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 18, 2010).*

(a)(5)(J)	Press release issued on November 18, 2010 announcing completion of acquisition of AGA Medical Holdings, Inc. (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 19, 2010).

(a)(5)(K)	Press release issued on November 23, 2010 (incorporated by reference to St. Jude Medical, Inc.’s 425 filing on November 23, 2010).

(d)(1)

Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, among St. Jude Medical, Inc., Asteroid Subsidiary Corporation and AGA Medical Holdings, Inc. (incorporated by reference to Exhibit 2.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(d)(2)

Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares, LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 to AGA Medical Holdings, Inc.’s Current Report on Form 8-K filed on October 18, 2010).*

(h)(1)	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).*

(h)(2)	Opinion of Gibson, Dunn & Crutcher LLP regarding tax matters relating to reorganization.

(h)(3)	Opinion of Fredrikson and Byron, P.A. regarding tax matters relating to reorganization.

* Previously filed.